# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NFiniTi inc., CIK 0001544400
CUSIP: 02871P205
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 80 W. LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0002055426
Persons authorized to receive notices and communications: Thomas E. Puzzo, Esq., 3823 44th Ave. NE, Seattle, Washington (WA), 98105, 206-522-2256

## Reporting persons
- Brian Johnston (CIK 0002055426): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,788,578,500; sole dispositive power 0; shared dispositive power 15,788,578,500; aggregate amount beneficially owned 0 (0% of the class)
- Tactical Funds Ltd (CIK 0002054874): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,788,578,500; sole dispositive power 10,000,000; shared dispositive power 15,788,578,500; aggregate amount beneficially owned 1,827,232,000 (11.5% of the class)
- Summit Consumer Products Inc. (CIK 0002053264): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 15,788,578,500; shared voting power 15,788,578,500; sole dispositive power 15,788,578,500; shared dispositive power 15,788,578,500; aggregate amount beneficially owned 15,788,578,500 (99.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 Par Value
Name of issuer: NFiniTi inc.
Address of issuer's principal executive offices: 80 W. LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Brian Johnston, Tactical Funds Ltd. ("Tactical"), and Summit Consumer Products Inc. ("Summit Consumer Products")
Residence or business address: Mr. Johnston's address is 2420 Glenayr Dr., Nanaimo, BC V9S 3R7, Canada. Mr. Johnston's present principal occupation or employment is as President of the Issuer. Tactical's address is 329 Howe St., Unit #574, Vancouver BC V6C 3N2, Canada. Summit's Address is 329 Howe St., Unit #574, Vancouver BC V6C 3N2, Canada. Tactical's and Summit Consumer Products's businesses are investments.
Present principal occupation or employment: Mr. Johnston, Tactical and Summit Consumer Products (collectively, the "Reporting Persons") are making this single, joint filing because they may deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Criminal convictions in the last five years: and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last ten years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction
Citizenship: Mr. Johnston is a citizen of the Canada. Summit Consumer Products and Tactical are British Columbia, Canada, corporations.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 10, 2025, NFiniTi entered into a Share Exchange Agreement (the "Share Exchange Agreement"), by and among NFiniTi, Artisan Beverages, Inc., a Delaware corporation ("Artisan Beverages"), and the holders of common shares of Artisan Beverages. The holders of the common stock of Artisan Beverages consisted of one stockholder, Summit Consumer Products Inc. Summit Consumer Products has 106 stockholders. The agreements and transactions pursuant to the Share Exchange Agreement were consummated on February 13, 2025. Tactical is a shareholder of Summit Consumer Products.

Under the terms and conditions of the Share Exchange Agreement, the Company offered and sold 15,788,578,500 shares of common stock in consideration for all the issued and outstanding shares in Artisan Beverages. Prior to consummation of the Share Exchange Agreement, Summit Consumer Products, was Artisan Beverages's sole stockholder, then being the beneficial holder of 100 shares of common stock, or 100%, of the issued and outstanding shares of Artisan Beverages. The offer and sale of the 15,788,578,500 shares issued to Artisan Beverages under the Share Exchange Agreement represented 99.2% of the issued and outstanding shares of common stock of the Company. Summit Consumer Products has 106 shareholders, six of whom are now beneficial holders of 5% or more of the issued and outstanding common stock of the Company.

Immediately prior to consummation of the Share Exchange Agreement, NFiniTi's Articles of Incorporation authorized only 450,000,000 shares of common stock, and 120,000,000 shares of common stock were already issued and outstanding, leaving 330,000,000 shares authorized to issue to Summit Consumer Products, which is an insufficient number of share of common stock to complete the issuance of all 15,788,578,500 shares of common stock in consideration for all the issued and outstanding shares in Artisan Beverages. The balance of shares of common stock outstanding and due to be issued to Summit Consumer Products under the Share Exchange Agreement is 15,458,578,500 (330,000,000 shares have already been issued).

Giving effect the 1-for-500 reverse stock split disclosed in this Information Statement on Schedule 14C, as amended, under the terms and conditions of the Share Exchange Agreement, NFiniTi will issue 30,917,157 shares to Summit Consumer Products (instead of 15,458,578,500).

Mr. Johnston is the President of and votes NFiniTi shares of common stock held by Summit Consumer Products. Mr. Johnston is also President of Tactical.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of the Reporting Persons acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to each of the Each of the Reporting Persons, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, each of the Reporting Persons may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as each of the Reporting Persons may deem advisable. Summit Consumer Products reserves the right to dispose of any or all of its shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Each of the Reporting Persons intends to review his or its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

None of the Reporting Persons presently has plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in this Item 4. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in this Item 4 or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of common stock or other convertible securities of the Issuer or disposal of all or any portion of the shares of common stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on 15,908,578,500 shares of common stock outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on June 23, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 15,908,578,500 shares of common stock, which constitutes approximately 8.1% of the outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Johnston is the President of and votes NFiniTi shares of common stock held by Summit Consumer Products. Mr. Johnston is also President of Tactical. Each of Tactical and Summit Consumer Products has given Mr. Johnston the authority to invest the funds of each of those entities in securities (including shares of common stock of the Issuer), hold, vote and dispose of securities (including shares of common stock of the Issuer) and file this Schedule 13D. No written or oral agreement exists among the Reporting Persons with respect to shares of common stock or other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Brian Johnston: /s/ Brian Johnston, Brian Johnston (07/16/2025)
- Tactical Funds Ltd: /s/ Brian Johnston, President (07/16/2025)
- Summit Consumer Products Inc.: /s/ Brian Johnston, President (07/16/2025)